UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. 1)

Under the Securities Exchange Act of 1934

Information Services Group, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

45675Y104
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45675Y104

1.	Names of Reporting Persons Marek Gumienny

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,530,916

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 2,530,916

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,530,916

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.00%

12.	Type of Reporting Person (See Instructions) IN

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Item 1.

	(a)	Name of Issuer:

Information Services Group, Inc.

	(b)	Address of Issuer’s Principal Executive Offices

Two Stamford Plaza
281 Tresser Boulevard
Stamford, CT 06901

Item 2.

	(a)	Name of Person Filing

Marek Gumienny

	(b)	Address of Principal Business Office or, if none, Residence

8 Westmead
London, United Kingdom SW15 5BQ

	(c)	Citizenship

United Kingdom

	(d)	Title of Class of Securities

Common Stock

	(e)	CUSIP Number

45675Y104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership

	(a)	Amount Beneficially Owned:

2,530,916

On January 4, 2011, the Issuer executed an Agreement for the Sale and Purchase of the Entire Issued Share Capital of CCGH Limited (the “Agreement”) and consummated the acquisition of the entire issued share capital of CCGH Limited, an English corporation (“Compass”).  Under the terms of the Agreement, the Reporting Person agreed to sell and transfer, and the Issuer agreed to

Page 3 of 5 pages

buy, the Reporting Person’s share capital of Compass (the “Share Purchase”).  The Share Purchase was consummated on January 4, 2011.  The Reporting Person received as consideration for the Share Purchase cash, convertible notes and 1,180,693 shares of ISG common stock which are subject to transfer restrictions that expire on January 31, 2013.

(b) Percent of Class:

7.00%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

2,530,916

(ii) Shared power to vote or to direct the vote:

0

(iii) Sole power to dispose or to direct the disposition of:

0

(iv) Shared power to dispose or to direct the disposition of:

2,530,916

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [__].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of a Group

Not Applicable

Item 10.	Certification

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By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2012
Date

/s/ Marek Gumienny
Signature

Marek Gumienny
Name

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